EXHIBIT 12.1

COMPUTATON OF

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands)

	Fiscal Year Ended December 31,
	2004	2003	2002	2001	2000
Net loss from continuing operations before income taxes	$(17,873)	$(9,393)	$(12,156)	$(12,912)	$(12,379)
Add:
Fixed charges	192	279	360	445	774

Earnings as adjusted	$(17,681)	$(9,114)	$(11,796)	$(12,467)	$(11,605)

Fixed charges
Interest	$2	$65	$157	$244	$605
Portion of rent representative of the interest factor	190	214	203	201	169

Total fixed charges	$192	$279	$360	$445	$774

Deficiency of earnings to cover fixed charges	$17,873	$9,393	$12,156	$12,912	$12,379

For purposes of computing the ratio of fixed charges, earnings consist of loss before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense we believe to be representative of interest.